February 12, 2025

Heather Dixon
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle
Suite 1000
Franklin, Tennessee 37067

       Re: Acadia Healthcare Company, Inc.
           Form 8-K filed February 27, 2024
           Response dated January 21, 2025
           File No. 001-35331
Dear Heather Dixon:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed February 27, 2024
Exhibit 99, page 10

1. We note the draft disclosures you provided in response to comment 2. Please expand these disclosures to provide a more fulsome discussion of your Same Facility Results and Facility Results to address the following:
           Clearly explain the purpose and what you are trying to convey for each presentation.
           Discuss the limitations of these presentations, especially as it relates to Adjusted
           EBITDA; an explanation about how you address these limitations; and a statement that the presentations should not be used to evaluate your performance as a whole.
           For the adjustments to arrive at Same Facility Adjusted EBTIDA and Facility
           Adjusted EBITDA, provide a more robust discussion of the nature of the specific costs being excluded and how you determined these costs.
 February 12, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tayyaba Shafique at 202-551-2110 or Tracey Houser at 202-551-3736
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services